Connect Wellness
Profit & Loss
January through February 2025

	Jan - Feb 25
Ordinary Income/Expense	
Income	
48000 · Wix income	205,948.01
48500 · Amazon Income	134.35
Total Income	206,082.36
Cost of Goods Sold	
52000 · Utilities	5,291.35
53000 · Supplies	5,687.61
53500 · Wood	4,292.97
54000 · Subcontractor	14,240.58
55000 · Misc. operating costs	345.66
55500 · Garden	119.24
55660 · Merchandise costs	508.59
Total COGS	30,486.00
Gross Profit	175,596.36
Expense	
55600 · Building Supplies	2,480.16
60000 · Advertising and Promotion	550.00
60200 · Automobile Expense	34.25
60400 · Bank Service Charges	746.72
60800 · Business licenses and fees	95.00
61000 · Business Development	1,542.50
61700 · Computer and Internet Expenses	1,978.94
62000 · Fuel	538.72
63330 · Business and Occupation tax	3,032.19
63400 · Interest Expense	2,637.87
64300 · Meals and Entertainment	2,011.17
64500 · Small Tools	323.80
64900 · Office Supplies	514.17
65000 · Maintenance	275.67
65200 · Spa improvements	706.35
65900 · Merchandise	150.00
66000 · Payroll Expenses	61,090.15
66700 · Professional Fees	2,595.69
67100 · Rent Expense	5,992.00
67200 · Repairs and Maintenance	2,788.82
68100 · Telephone Expense	1,019.60
68200 · Spa Research	988.98
68400 · Travel Expense	110.58
Total Expense	92,203.33
Net Ordinary Income	83,393.03
Net Income	**83,393.03**

Connect Wellness
Balance Sheet
As of February 28, 2025

	Feb 28, 25
ASSETS	
Current Assets	
Checking/Savings	
24700 · Key Bank ending 2626	28,328.86
Total Checking/Savings	28,328.86
Other Current Assets	
19000 · Inventory Asset	7,240.22
Total Other Current Assets	7,240.22
Total Current Assets	35,569.08
Fixed Assets	
15000 · Spa assets	390,694.27
17000 · Accumulated Depreciation	-91,178.00
18600 · Airstream	1,438.44
18750 · 5ft snorkel hot tub	7,835.00
Total Fixed Assets	308,789.71
Other Assets	
18000 · Lower spa buildout	327,576.15
18500 · Ivan Sauna	48,875.15
Total Other Assets	376,451.30
TOTAL ASSETS	**720,810.09**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	13,710.60
Total Accounts Payable	13,710.60
Credit Cards	
25000 · Alaska Airlines Visa	11,525.37
25400 · Home Depot Credit Card	2,943.21
25500 · American Express	4,643.12
25550 · Paypal credit card	4,316.40
25700 · Discover Card	-351.70
25800 · Key Bank Credit Card	3,723.72
25900 · SW Chase Visa	18,869.87
Total Credit Cards	45,669.99
Total Current Liabilities	59,380.59
Long Term Liabilities	
26000 · Michelle personal loan	123,660.09
27500 · KeyBank Line of Credit	824.97
27600 · Key Bank Cash Reserve Credit Li	845.58
Total Long Term Liabilities	125,330.64
Total Liabilities	184,711.23
Equity	
30700 · Members Draw	-40,640.90
32000 · Members Equity	493,346.73
Net Income	83,393.03
Total Equity	536,098.86
TOTAL LIABILITIES & EQUITY	**720,810.09**

Connect Wellness
Statement of Cash Flows
January through February 2025

	Jan - Feb 25
OPERATING ACTIVITIES	
Net Income	83,393.03
Adjustments to reconcile Net Income	
to net cash provided by operations:	
19000 · Inventory Asset	-143.22
20000 · Accounts Payable	-2,422.97
25000 · Alaska Airlines Visa	-1,030.20
25400 · Home Depot Credit Card	-2,669.81
25500 · American Express	-3,810.84
25550 · Paypal credit card	-3,332.82
25700 · Discover Card	-5,689.61
25800 · Key Bank Credit Card	182.85
25900 · SW Chase Visa	-4,144.14
Net cash provided by Operating Activities	60,332.27
INVESTING ACTIVITIES	
15000 · Spa assets	-1,768.53
18750 · 5ft snorkel hot tub	-7,835.00
18000 · Lower spa buildout	-3,400.00
Net cash provided by Investing Activities	-13,003.53
FINANCING ACTIVITIES	
26000 · Michelle personal loan	-32,097.66
27500 · KeyBank Line of Credit	-11,884.63
27600 · Key Bank Cash Reserve Credit Li	132.09
Net cash provided by Financing Activities	-43,850.20
Net cash increase for period	3,478.54
Cash at beginning of period	24,850.32
Cash at end of period	**28,328.86**